

September 27, 2023

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

> **Re: Elate Group, Inc.**
> **Amendment No. 16 to Registration Statement on Form S-1**
> **Filed September 5, 2023**
> **File No. 333-264073**

Dear Kevin Britt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.16 to Registration Statement on Form S-1 filed September 5, 2023

Cover Page

1.   We note that your cover page and fee registration table registers up to 1,437,500 shares of Class A Common Stock and up to 1,437,500 Pre-funded Warrants to purchase one share of Class A Common Stock. We also note disclosures elsewhere in the prospectus that the number of shares in this offering is 1,250,000 shares of Class A Common Stock and 1,250,000 Pre-funded Warrants. Please revise to reconcile the number of shares being registered in the offering.

Capitalization, page 38

2.   We note you disclose in your subsequent events note of the financial statements that you repurchased all of the outstanding Class B common stock in August of 2023 for $150. Please present in a separate column, in between the "Actual" and "As Adjusted" columns, capitalization information depicting this change in capital structure as if it had occurred as of June 30, 2023. In addition, please present in a note to the capitalization table or elsewhere, where deemed appropriate within the registration statement, pro forma earnings per share information for the six months ended June 30, 2023 and for the fiscal year ended December 31, 2022 reflecting the repurchase of the Class B common stock.

Dilution, page 39

3.   We note preceding your dilution table you disclose your net tangible book value as of December 31, 2022. Please revise this disclosure to present your net tangible book value as of June 30, 2023. In addition, your calculation of net tangible book value should exclude deferred offering costs which totaled $521,097 as of June 30, 2023. Please revise your dilution table accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022, page 47

4.   We note your effective income tax rate for the six months ended June 30, 2022 was 73%. Please discuss the reasons for the significant variation in this effective income tax rate in comparison to the statutory income tax rate. Please provide similar disclosure in Note 6 of your financial statements as required by ASC 740-270-50.

Financial Statements
Note 6 - Income Taxes, page F-13

5.   We note you provide a narrative description of the differences between federal statutory rate and the effective tax rate for the fiscal years ended December 31, 2022 and 2021. However, you are required to present a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income. Please include this numerical statutory income tax rate reconciliation as required by ASC 740-10-50-11.

Exhibits

6.   Please obtain and file a legality opinion that opines on all shares being registered in the offering. Refer to Item 601(b) of Regulation S-K.

       You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen at (202) 551-3642 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Peter Hogan, Esq.